July 2, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Re:	Henry Schein, Inc.

Form 10-K for Fiscal Year Ended December 28, 2024

File No. 000-27078

Ladies and Gentlemen:

We acknowledge receipt of your letter from the Division of Corporation Finance Office of Trade & Services dated June 24, 2025 regarding the above referenced filing.

Please see our following response to the comment in your letter.

Form 10-K for Fiscal Year Ended December 28, 2024

Notes to Consolidated Financial Statements

Note 4 - Segment and Geographic Data, page 93

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We have reviewed your response to prior comment 1. When applying the guidance in ASC 280-10-50-26A, a public entity should evaluate for disclosure a segment expense that is easily computable from information that is regularly provided to the chief operating decision maker. As an example, it appears cost of sales and selling expenses can be calculated for each of your segments from the information presented on the income statements and pages 56 and 57 of your filing. In addition, the amount for other segment items is the difference between reported segment revenues less the segment expenses and reported segment profit or loss. Please tell us your consideration of the above. For guidance, refer to ASC 280-10-55-15A through 55-15B.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings we will expand our disclosures to include segment cost of sales and segment operating expenses and we will explain the nature of the significant segment expenses within each category.

Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747

We acknowledge that Henry Schein, Inc. and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

If you have any questions or comments regarding this response, please contact me at ronald.south@henryschein.com.

Sincerely,

/s/ Ronald South

Ronald South

Senior Vice President

and Chief Financial Officer

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